SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                         THE HALLWOOD GROUP INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                    406364307
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive

                           Notices and Communications)


                                December 21, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


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CUSIP No. 406364307
          ---------

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:
                           Epsilon Trust
          ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ ]           (b) [ ]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)   00
                                             -----------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6.   Citizenship or Place of Organization

                Island of Jersey, Channel Islands
                ----------------------------------------------------------------

                                    7.      Sole Voting Power         0
                                                               -----------------
         Number of Units
         Beneficially Owned by      8.      Shared Voting Power       0
         Each Reporting                                        -----------------
         Person With
                                    9.      Sole Dispositive Power    0
                                                               -----------------

                                   10.      Shared Dispositive Power  0
                                                               -----------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                      0
          ----------------------------------------------------------------------

     12.  Check if the  Aggregate  Amount in Row 11 Excludes  Certain Units (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                      0%
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                      OO
          ----------------------------------------------------------------------


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                                  Schedule 13D
                                  ------------

         This Amendment No. 4 to Schedule 13D amends the Schedule 13D, dated August 31, 1994, as previously amended (the "Schedule 13D"), filed by Epsilon Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.  Security and Issuer.

         No material changes

Item 2.  Identity and Background.

         No material changes

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable

Item 4.  Purpose of Transactions.

          Pursuant to an Agreement dated May 5, 1999 (the "Agreement") among the Company, Epsilon Trust, of which Mr. Brian Troup and certain family members are beneficiaries (the "Trust") and Mr. Brian Troup, the Company, the Trust and Mr. Troup agreed to separate their interests. On December 21, 1999 all conditions to the completion of the transactions contemplated by the Agreement were satisfied. See Item 6 below for a discussion of the terms of the Agreement.

Item 5.  Interest in Securities of the Issuer.

          Pursuant to the Agreement, on December 21, the Trust transferred 305,196 shares of Common Stock (the "Common Stock") of The Hallwood Group Incorporated (the "Company") representing approximately 24.3% of the outstanding Common Stock, to the Company and the Trust ceased to be the beneficial owner of securities of the Company. Other than the transactions contemplated by the Agreement, no transactions in the common stock have been reported by the Trust or any of the entities or the executive officers or directors listed in response to Item 2 during the past 60 days.


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



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Company, the Trust and Mr. Troup have entered into the Agreement described in Items 4 and 5. Pursuant to the Agreement, Mr. Troup resigned as an officer and director of the Company. Pursuant to the Agreement, the Company transferred to the Trust 82,608 units of Hallwood Realty Partners, L.P. and 360,000 shares of common stock of Hallwood Energy Corporation in exchange for the 305,196 shares of Common Stock of the Company owned by the Trust and the cancellation of options to purchase 37,200 shares of Common Stock held by Mr. Troup.

Item 7.   Materials Filed as Exhibits.

          Agreement, dated May 5, 1999, by and among The Hallwood Group, Epsilon Trust and Brian M. Troup, filed as Exhibit 10.34 to Hallwood's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-8303) and incorporated herein by reference.


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


                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000                EPSILON TRUST


                                       By:      Radcliffes Trustee Company S.A.,
                                                Trustee


                                       By:       /s/ Richard Crook
                                                --------------------------------
                                                Name:    Richard Crook
                                                Title:   Authorized Signatory

                                       By:       /s/ Katharina Hurkel
                                                --------------------------------
                                                Name:     Katharina Hurkel
                                                Title:    Authorized Signatory


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